As filed with the Securities and Exchange Commission on November 22, 2016

Securities Act File No. 333-214305

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Pre-Effective Amendment No. 1 /X/

Post-Effective Amendment No. /     /

THE PRUDENTIAL SERIES FUND

(Exact Name of Registrant as Specified in Charter)

655 Broad Street, Newark, New Jersey 07102

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (973) 367-7521

Deborah A. Docs

655 Broad Street

Newark, New Jersey 07012

(Name and Address of Agent for Service)

Copies of all communications to:

Christopher E. Palmer, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

THE PRUDENTIAL SERIES FUND

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

•	Cover Sheet
•	Contents of Registration Statement
•	Explanatory Note
•	Signature Page

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for The Prudential Series Fund (“Registrant”) incorporates by reference Registrant’s Part A, Part B and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Securities and Exchange Commission on October 28, 2016. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, New Jersey on the 22nd day of November, 2016.

The Prudential Series Fund

By: *
Timothy S. Cronin, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities indicated on November 22, 2016.

Signature	Title	Date

* Susan Davenport Austin	Trustee

* Sherry S. Barrat	Trustee

* Jessica M. Bibliowicz	Trustee

* Kay Ryan Booth	Trustee

* Timothy S. Cronin	Trustee and President

* Delayne Dedrick Gold	Trustee

* Robert F. Gunia	Trustee

* Thomas M. O’Brien	Trustee

* Thomas T. Mooney	Trustee

* M. Sadiq Peshimam	Treasurer, Principal Financial and Accounting Officer

*By: /s/Jonathan D. Shain	Attorney-in-Fact	November 22, 2016

*Executed pursuant to powers of attorney.